SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: February 24, 2010

List of materials

Documents attached hereto:

i) Press release entitled Announcement of Absorption of Subsidiary in Accordance with Reorganization of Group Business

Announcement of Absorption of Subsidiary
 in Accordance with Reorganization of Group Business

Sony Corporation (“Sony”) today announced that it plans to implement reorganization as of April 1, 2010, to strengthen the network business within the Sony Group, in the form set forth below:

(1)
Sony Computer Entertainment Inc., a wholly-owned subsidiary of Sony, will change its trade name to SNE Platform Inc. (“SNEP”) and transfer certain of its business, mainly consisting of the planning, development, manufacturing and sales of home-use/portable game consoles and software, to a new subsidiary (the trade name of which will be Sony Computer Entertainment Inc.) to be established by company split.

(2)	Sony will merge with SNEP (which, post transfer, will primarily engage in the planning, development and operational business concerning the platforms and services for the network business).

1.         Purpose of the merger

As part of the reorganization related to the network services business within the Sony Group, Sony will aim to efficiently operate and further strengthen its business through integration of some portions of the network services business of Sony and Sony Computer Entertainment Inc.

2.         Conditions of the merger

(1)	Schedule of the merger

Approval by the representative
corporate executive officer	February 24, 2010
Execution of merger agreement	February 24, 2010
Effective date of merger	April 1, 2010 (scheduled)

* Sony and SNEP will perform the merger without obtaining approval of the merger agreement by its shareholders pursuant to the provisions related to the small-scale merger set forth in Paragraph 3 of Article 796 and the summary form merger set forth in Paragraph 1 of Article 784 of the Japanese Companies Act.

(2)	Method of the merger

Sony will absorb SNEP and become the surviving company; SNEP will subsequently be dissolved.

(3)	Details of the allotment upon the merger

As Sony owns all shares of SNEP, there will be no issuance of new shares, increase of share capital or cash payment upon the merger.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights of absorbed company

SNEP has not issued any stock acquisition rights or bonds with stock acquisition rights.

3.	Summary of Parties (numbers shown below are those as of March 31, 2009 or for the fiscal year ended March 31, 2009)

(1) Trade name	Sony Corporation (Surviving Company)		SNE Platform Inc. (Absorbed Company) (Note 1)
(2) Business	Manufacture and sale of electronic and electrical machines and equipment		Planning, development and operational business concerning the platforms and services for the network business (Note 1)
(3) Date of incorporation	May 7, 1946		November 16, 1993
(4) Location of head office	7-1, Konan 1-chome, Minato-ku, Tokyo		6-21, Minamiaoyama 2-chome, Minato-ku, Tokyo
(5) Title and name of Representative	Howard Stringer Representative Corporate Executive Officer		Kazuo Hirai Representative Director
(6) Stated capital	¥ 630,765 million		¥ 1,933 million
(7) Number of shares issued	1,004,535,364 shares		38,500 shares
(8) Fiscal year-end	March 31		March 31
(9) Major shareholders and shareholding ratios	1 Moxley & Company	11.81%	Sony Corporation	100%
	2 Japan Trustee Services Bank, Ltd. (Trust Account)	6.74%
	3 Japan Trustee Services Bank, Ltd. (Trust Account 4G)	6.08%
	4. The Master Trust Bank of Japan, Ltd. (Trust Account)	5.04%
	5 State Street Bank and Trust Company	2.68%
(10) Net assets	¥ 2,964,653 million (consolidated)		¥ (10,472 million) (non-consolidated ) (Note 1)

(11) Total assets	¥ 12,013,511 million (consolidated)	¥ 209,907 million (non-consolidated) (Note 1)
(12) Net assets per share	¥ 2,954.25 (consolidated)	--
(13) Net sales	¥ 7,729,993 million (consolidated)	¥ 985,066 million (non-consolidated) (Note 1)
(14) Operating income (loss)	¥ (227,783 million) (consolidated)	¥ 37,459 million (non-consolidated) (Note 1)
(15) Ordinary income (loss)	¥ (174,955 million) (consolidated) (Note 2)	¥ 28,235 million (non-consolidated) (Note 1)
(16) Net income (loss)	¥ (98,938 million) (consolidated)	¥ 9,550 million (non-consolidated) (Note 1)
(17) Net income (loss) per share	¥ (98.59) (consolidated)	¥ 248,064.62 (non-consolidated) (Note 1)

Note 1:
Upon the company split described in the introductory paragraph above, SNEP will become a corporation primarily engaging in the planning, development and operational business concerning platforms and services for the network business.  This merger will be between SNEP and Sony after SNEP completes such company split.  The net sales of the business (relating to the company primarily engaged in the planning, development and operational business concerning the platforms and services for the network business), which will be succeeded by Sony in accordance with the merger as of April 1, 2010, is ¥1,526 million for the fiscal year ended March 31, 2009.

Note 2:
Since Sony prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, income (loss) before income taxes is stated in place of ordinary income (loss).

4.	Circumstances after the merger

There will be no change in the trade name, the location of the head office, the title and name of representatives, the business, the stated capital and fiscal year-end of Sony upon the merger.

5.	Outlook

No material impact on Sony's consolidated financial results is anticipated in connection with this merger.